Description                                                           Exhibit




A. Translation from Hebrew to English of an Immediate Report (the        A
"Report"), which was served on the Israeli Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the Registrar of
Companies, on July 9 and July 10, 2001, regarding rating of Koor
Industries Ltd.'s debentures (series 6), which were rated by "Maalot The Israel Rating Securities Company Ltd."